[redacted]

SECURIT 08031338 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon Haskett Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan S. Gordon 212-883-0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon Haskett Capital Corporation, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Gordon, Haskett Capital Corporation
441 Lexington Avenue
New York, NY 10017

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation, as of March 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation, as of March 31, 2008, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
May 15, 2008

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

Cash and cash equivalents	$ 2,657,238
Clearing deposit	100,000
Commissions receivable	180,006
Investment, at market value	3,887,730
Exchange membership contributed for use of the Company - at market value	320,000
Other assets	35,000
Furniture and fixtures (net accumulated depreciation of $138,467)	43,056
Total assets	$ 7,223,030

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 80,000
Liabilities subordinated to claims of general creditors	
Exchange membership contributed for use of the Company	320,000
Total liabilities	400,000
Commitments and contingencies	
Stockholders' equity	
Capital stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	5,443,050
Retained earnings	1,379,979
Total stockholders' equity	6,823,030
Total liabilities, subordinated liabilities and stockholders' equity	$ 7,223,030

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Owned

Securities owned are recorded at market value. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Depreciation on office furniture and equipment is provided on a straight line basis over the useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Membership

The exchange membership contributed for the use of the Company and subordinated to claims of general creditors is carried at market value with an offsetting amount recorded as subordinated liabilities.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. Cash and cash equivalents at March 31, 2008 consists primarily of investments in money market funds.

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. No provision has been made for New York City corporation tax since it was considered immaterial. At March 31, 2008, the Company has New York City net operating loss carryforwards of approximately $3,200,000 expiring in 2021 through 2024, giving rise to a deferred tax asset of $310,000 offset by a contra valuation allowance in the same amount.

Note 2 – Investment, at Market Value

The investment consists of NYSE Group common stock valued at $3,887,730, of which $1,616,802 is subject to transfer restrictions scheduled to expire ratably over one year from the issue date. Therefore, this portion of the investment is treated as a non-allowable asset for Net Capital Computation purposes under SEC Rule 15c3-1 for the duration of the applicable restriction period.

Note 3 - Property and Equipment

The components of property and equipment are as follows:

Office equipment	$ 145,379
Furniture and fixtures	36,144
	181,523
Less: Accumulated depreciation	(138,467)
	$ 43,056

Note 4 - Consolidation of Variable Interest Entity

FASB issued FIN 46, Consolidation of Variable Interest Entities, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the

Note 4 - Consolidation of Variable Interest Entity (Continued)

variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Corporation has evaluated its relationship with one entity and has determined that, although the entity is a variable interest entity and the Corporation holds a variable interest in the entity, this entity is not required to be consolidated in the Corporation's financial statements pursuant to FIN 46.

The Partnership leases office space from a related entity, 100% owned by a 50% stockholder of the Company, on a month-to-month basis. Approximately $250,000 represents the annual fair market rent of which $146,425 was expensed for the fiscal year ended March 31, 2008. The Company is not the primary beneficiary.

Note 5 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $1,000,000 or 6-2/3% of total aggregate indebtedness, as defined. The Company had net capital of $4,473,277, which exceeded the requirement of $1,000,000 by $3,473,277. The Company's net capital ratio was 1.8%.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Recent Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value as an exit price, i.e. a price that would be received to sell, as opposed to acquire an asset or transfer a liability. It also establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether

Note 7 - Recent Accounting Pronouncement (Continued)

or not an instrument is carried at fair value. SFAS 157 also precludes the use of liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for 2008, and must be applied prospectively, except for the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

The Company will adopt SFAS 157 in fiscal 2009 and is expected not to have a material impact on the Company's statement of financial condition or the results of its operations.

Note 8 - Concentration of Credit Risk – Cash and Cash Equivalents

The Company maintains cash and cash equivalents at financial institutions in excess of federal and regulatory insured limits.

END

A copy of the Company's statement of financial condition as of March 31, 2008, pursuant to Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.